CVIC-4002 (11/99)

                       CONSECO VARIABLE INSURANCE COMPANY
   Administrative Office: 11815 N. Pennsylvania Street, Carmel, Indiana 46032

                     GUARANTEED MINIMUM INCOME BENEFIT RIDER

This rider forms a part of the contract to which it is attached. This rider is subject to the terms of the contract except to the extent it changes the contract. The effective date of this rider is the same as the Contract Issue Date. If You elect this benefit, We will deduct an Insurance Charge equal to the percentage shown on the contract schedule page.

The rider amends the section of the Contract captioned Annuitization to include the following:

GUARANTEED MINIMUM INCOME BENEFIT. This rider provides that a guaranteed minimum amount, as set forth below, will be used to provide annuity payments. The following limitations apply to this rider:

     1) You must elect to receive annuity payments under Annuity Options 2 or 4, set forth in the contract, unless otherwise agreed to by the Company. Annuity Option 2 will be applied if no election is made under this rider.

     2) If you are age 50 or older on the Contract Issue Date, the Annuity Date must be the later of your attained age of 65 or the 7th Contract Anniversary.

     3) If you are less than age 50 on the Contract Issue Date, the Annuity Date must be after the 15th Contract Anniversary. 4) The Annuity Date selected must occur within 30 days following a Contract Anniversary.

On the Annuity Date the initial income benefit amount will not be less than the Guaranteed Minimum Income Benefit base applied to guaranteed annuity payout factors under the Annuity Option selected.

The Guaranteed Minimum Income Benefit base, prior to the Owner's 80th birthday, is equal to:

     1) the largest Contract Value on any Contract Anniversary; less

     2) any Adjusted Partial Withdrawals; and

     3) limited to no more than twice the amount of Purchase Payments made less any Adjusted Partial Withdrawals.

An Adjusted Partial Withdrawal is equal to: (a) the partial withdrawal amount including the contingent deferred sales charges and any applicable premium taxes withheld; multiplied by (b) the Guaranteed Minimum Income Benefit base immediately prior to the partial withdrawal; divided by (c) the Contract Value immediately prior to the withdrawal.

The Guaranteed Minimum Income Benefit base on or after the Owner's 80th birthday is equal to the greater of: 1) the Contract Withdrawal Value; or 2) the Guaranteed Minimum Income Benefit base as of the last Contract Anniversary, prior to age 80, less any Adjusted Partial Withdrawals.

If Joint Owners are named, the age of the oldest Owner will be used to determine the Guaranteed Minimum Income Benefit. If the Contract is owned by a non-natural person, then Owner shall mean the Annuitant for purposes of this rider.

Signed for Conseco Variable Insurance Company.
                                    Secretary